Exhibit 99.1

ROGERS RECEIVES LEAGUE APPROVALS ON MLSE ACQUISITION

TORONTO (June 4, 2025) — Rogers Communications (TSX: RCI.A and RCI.B) (NYSE: RCI) today announced it has received all league approvals to buy out Bell’s 37.5% stake in Maple Leaf Sports & Entertainment (MLSE).

“We’re pleased to have league approvals to expand our ownership of MLSE, one of the most prestigious sports and entertainment organizations in the world,” said Tony Staffieri, President and CEO, Rogers. “As Canada’s leading communications and entertainment company, live sports and entertainment are a critical part of our core business strategy.”

Rogers has received approvals from the National Hockey League (NHL), National Basketball Association (NBA), Canadian Football League (CFL), Major League Soccer (MLS), and the American Hockey League (AHL) to become 75% owners of MLSE.

The deal is subject to approval from the CRTC to acquire an additional indirect interest in Toronto Raptors Network Ltd (NBA TV Canada), representing a very small portion of the transaction. Rogers has previously received clearance from the Competition Bureau to proceed with the acquisition.

In September 2024, Rogers announced a deal to acquire Bell’s stake in MLSE for C$4.7 billion to become majority owner of MLSE.

About Rogers Communications Inc

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For further information:

Media Relations

media@rci.rogers.com

1-844-226-1338

Investor Relations

investor.relations@rci.rogers.com

1-844-801-4792